Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Employee Questions & Answers

as of December 15, 2006

•	What does the “second request” that the CBOT received from the Department of Justice (DOJ) mean and how does it impact the merger with the CME?

The Department of Justice Antitrust Division must approve the merger in order to close the transaction. We have received what is called a second request from the DOJ for more information regarding our businesses, which was expected. We are fully engaged in working with the DOJ as part of this process and continue to expect the deal to close in mid-2007.

•	Will the new company have the same tuition reimbursement program as the CBOT?

This has not yet been determined but will likely be addressed either as the transaction draws nearer to close or following the deal’s completion.

However, there are no plans to change how the tuition reimbursement program is handled while the CBOT is a separate entity from CME. For example, as always, you must obtain prior approval from your manager before enrolling in a course, the course must be job-related, you must attend an accredited institution and you must meet certain grade requirements.

If your position is no longer required after the merger is finalized, you will not be required to reimburse the CBOT for any courses for which you previously received reimbursement, or for any courses in which you were enrolled and for which you had already received approval.

•	If I were to leave the Exchange voluntarily prior to the closing of the merger, how would this impact my tuition reimbursement?

Under CBOT’s current tuition reimbursement program, if you are a full-time employee and you resign from the CBOT, you will be required to repay any tuition reimbursement you received in the preceding year prior to your separation.

Part-time employees must continue to be employed by the CBOT for two full years upon completion of their most recent class. Part-time employees who choose to leave the CBOT before two years have expired after receipt of a tuition reimbursement will be required to repay the amount they have been reimbursed by the CBOT in such two year period prior to termination.

•	If I receive an offer of a position in the new company, will I be required to undergo a three-month probation period and interview? What will be the process?

The process of planning the integration of the two companies is being considered by the Transition Planning Team, which consists of management from both CME and CBOT. Staffing decisions for the combined company will be made by management of the new organization.

•	If my dependent and I are enrolled in the Supplemental or Dependent Life Insurance Policy, will my dependent and I lose our policies if my employment is terminated in connection with the merger?

All of your CBOT life insurance policies, including any CBOT Supplemental and Dependent Life Insurance Policies, would end on your termination date; however, you would have the opportunity to convert your life insurance (basic, supplemental, and dependent) into individual policies at your own expense within 30 days of your separation from the CBOT. The cost of individual policies varies based on your or your dependents’ age and amount of coverage.

The benefits package for the combined company has not yet been determined.

•	If my position is eliminated as a result of the pending merger, what will happen to my accrued PTO days that I carry over from 2006 to 2007? Additionally, will I be paid for the 2007 PTO time that I do not take if my position is eliminated?

Under the CBOT’s current PTO policy, you may carry over up to three earned but not used PTO days from 2006 to 2007. If you do not use those carried-over days in 2007, and if your employment terminates in 2007, you will be paid your earned but not used PTO. This payout would include any additional earned, unused 2007 PTO time.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.